
11007751



Mayflower Bancorp, Inc.



SMALL BANK. *BIG DIFFERENCE.*

2011 ANNUAL REPORT



8 Locations

In addition to our Main Office in Middleboro, Mayflower now operates 7 full-service branches conveniently located throughout Plymouth County.



Mayflower Bancorp, Inc.

CONTENTS

COMPANY PROFILE

Mayflower Bancorp, Inc. and Subsidiary

Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank.

Founded in 1889 as Mayflower Co-operative Bank to foster the goal of affordable home ownership, the Company today is a stock-owned institution with assets in excess of $246 million. As a State chartered entity serving Southeastern Massachusetts from its main office in Middleboro and seven full-service branch offices in Plymouth, Rochester, Wareham, Bridgewater and Lakeville, Massachusetts, its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits, with excess amounts insured by the Share Insurance Fund (SIF) of The Co-operative Central Bank of Massachusetts.

Today, Mayflower provides a full range of banking services to individuals, families and small businesses alike, while continuing to emphasize home mortgage financing as the cornerstone of its activity as a community bank.

Mayflower Bancorp's continued commitment to unparalleled service, accessibility and responsiveness to its customers and their requirements distinguishes it in the banking industry today. This tradition of service and focus on relationship banking continues to serve as the Company's foundation, and defines both its past and its future as well.

Mayflower Bancorp, Inc. and Subsidiary

(Dollars in Thousands, Except Per Share Data)	April 30		
	2011	2010	2009
BALANCE SHEET			
Total assets	**$246,883**	$255,530	$249,545
Loans, net	**124,497**	120,545	131,111
Investment securities	**91,904**	94,369	90,261
Deposits	**221,023**	225,317	213,957
Advances and borrowings	**3,500**	7,500	13,888
Stockholders' equity	**21,777**	20,480	19,338
OPERATIONS			
Net interest income	**8,497**	7,940	7,338
Provision for loan losses	**201**	215	—
Net income	**1,338**	1,163	35
Basic earnings per share	**$ 0.64**	$ 0.56	$ 0.02
Diluted earnings per share	**$ 0.64**	$ 0.56	$ 0.02
OTHER DATA			
Return on average stockholders' equity	**6.41%**	5.83%	0.19%
Return on average assets	**0.54%**	0.47%	0.02%
Dividend payout ratio	**37.37%**	50.21%	2385.71%
Non-performing assets as a percentage of total assets	**1.18%**	0.91%	0.37%

Net Interest Income

(In Millions of Dollars)


$7.3
$7.9
$8.5
2009
2010
2011

Loans, Net

(In Millions of Dollars)


$131.1
$120.5
$124.5
2009
2010
2011

Book Value Per Share

(In Dollars)


$9.27
$9.85
$10.21
2009
2010
2011

As before, on behalf of the officers and directors of Mayflower Bancorp, Inc. and those affiliated with its subsidiary, Mayflower Bank, it is my privilege to present our Annual Report for Fiscal Year 2011. As always, the presentations and discussions it contains serve to document our performance for the year and will prompt your questions, comments, and opinions relative to our efforts and results. We look forward to speaking with you in that regard.



The twelve-month period covered by this report was very difficult for many financial institutions, as they fought to generate the capital and liquidity necessary for them to survive. Many of those fights were lost, due in part to the unrelenting pressures of bad decisions, a poor economy, and stern regulatory scrutiny. Other such battles were won in pyrrhic fashion, leaving the surviving institution to struggle in a wounded state.

This period was no less difficult for Mayflower, in some instances for different reasons, but with a vastly different outcome. Still standing, our capital position was strong throughout the year, always remaining substantially higher, in all respects, than levels required by regulators to be considered well-capitalized. And, we remained extremely liquid by any calculation, with negligible borrowed money and plentiful sources of available funding.

Indeed, while repaying borrowed money during the year and continuing the successful rebalancing of our deposit portfolio toward core accounts and away from higher cost certificates of deposit, the Bank increased both its net interest income and its loan portfolio, while the Company generated greater profitability and still higher capital ratios.

Still, in this continuing economic crisis, confronted as we are by an intractable economy, an ever-growing regulatory and compliance burden, and a slew of other challenges, what lessons learned can we apply to the coming year and future periods?

The first, I believe, confirms that which we already knew: that there are no easy solutions to the challenges that confront us, no silver bullets to be fired. Rather, the diligent execution of prudent and appropriate policies and strategies remains the best course to address and resolve those issues, and to avoid many of them in the first place.

The second lesson is that it remains highly problematic, and indeed dangerous, to sacrifice long-term goals for the purpose of emphasizing short-term results. We have indicated previously that Mayflower has not sacrificed future results in the interests of short-term expediency. Against the backdrop of so many failures of institutions that exhibited extreme levels of leverage, pursued highly speculative, heavily concentrated strategies, or ignored risky corporate behavior, the wisdom of our pragmatic policy in this regard has never been more clear.

Finally, we are reminded that our brand of banking remains highly local and intensely individual. As the community bank of choice in all of the towns we serve, we have the ability to know and understand, and the opportunity to help both current clients and potential customers to a degree unattainable by any other financial institution. That ability is partly a function of scale, but also of our conscious choice to operate in an ethical fashion anchored by the conviction that all parties to a long-term relationship should reap appropriate, mutual benefit from it.

As a function of those lessons, in our case, reinforced over the past year, and the continued strength of our Bank, we remain optimistic for our future performance and circumstance, and as always, appreciative of your confidence and support.

Sincerely yours,



Edward M. Pratt

President and Chief Executive Officer

Mayflower Bancorp, Inc. and Subsidiary

(Dollars in Thousands, Except Per Share Data)	At April 30				
	2011	2010	2009	2008	2007
BALANCE SHEET AND OTHER DATA:					
Total assets	**$246,883**	$255,530	$249,545	$243,751	$242,307
Interest-bearing deposits in banks	**6,256**	15,914	6,184	2,975	3,919
Investment securities, including mortgage-backed securities	**91,904**	94,369	90,261	94,843	80,887
Loans, net	**124,497**	120,545	131,111	125,336	137,003
Stock in the FHLB of Boston	**1,650**	1,650	1,650	1,650	1,650
Deposits	**221,023**	225,317	213,957	204,176	200,859
Advances and borrowings	**3,500**	7,500	13,888	18,659	20,558
Stockholders' equity	**21,177**	20,480	19,338	19,889	19,617
Book value per share	**10.21**	9.85	9.27	9.51	9.36

(Dollars in Thousands, Except Per Share Data)	Years Ended April 30				
	2011	2010	2009	2008	2007
OPERATING DATA:					
Interest income	**$ 10,415**	$ 11,279	$ 12,406	$ 13,459	$ 13,439
Interest expense	**1,918**	3,339	5,068	6,671	6,326
Net interest income	**8,497**	7,940	7,338	6,788	7,113
Provision for loan losses	**201**	215	—	—	120
Net interest income after provision for loan losses	**8,296**	7,725	7,338	6,788	6,993
Noninterest income:					
Loan origination and other loan fees	**145**	123	136	113	174
Customer service fees	**666**	719	695	710	700
Gain (loss) on sales and writedowns of investment securities and loans, net	**766**	691	(1,399)	359	196
Other	**344**	264	245	249	191
Total noninterest income	**1,921**	1,797	(323)	1,431	1,261
Noninterest expense	**8,142**	7,802	7,185	6,742	6,675
Income (loss) before income taxes	**2,075**	1,720	(170)	1,477	1,579
Provision (benefit) for income taxes	**737**	557	(205)	421	532
Net income	**$ 1,338**	$ 1,163	$ 35	$ 1,056	$ 1,047
PER SHARE DATA:					
Basic earnings per share	**$ 0.64**	$ 0.56	$ 0.02	$ 0.50	$ 0.50
Diluted earnings per share	**$ 0.64**	$ 0.56	$ 0.02	$ 0.49	$ 0.49
Weighted average basic shares outstanding	**2,082**	2,083	2,090	2,096	2,090
Weighted average diluted shares outstanding	**2,082**	2,088	2,176	2,139	2,135
Dividends paid per share	**$ 0.24**	$ 0.28	$ 0.40	$ 0.40	$ 0.40
SELECTED RATIOS:					
Return on average assets	**0.54%**	0.47%	0.02%	0.44%	0.43%
Return on average stockholders' equity	**6.41%**	5.83%	0.19%	5.39%	5.50%
Stockholders' equity to assets[1]	**8.58%**	8.01%	7.75%	8.16%	8.10%
Tier 1 capital to average assets	**8.35%**	7.90%	7.56%	8.10%	8.16%
Interest rate spread	**3.77%**	3.53%	3.22%	2.91%	2.99%
Dividend payout ratio	**37.37%**	50.21%	2385.71%	79.36%	79.96%

(1) This ratio is based on year-end balances.

GENERAL:

Mayflower Bancorp, Inc. (the "Company") is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank (the "Bank").

The primary business of the Bank is to acquire funds in the form of deposits from the general public and to make loans for the construction, purchase and refinancing of residential and commercial real estate and, to a lesser extent, to make commercial business and consumer loans in its primary market area. The Bank considers its primary market area to be Southeastern Massachusetts, to include a primary focus on Plymouth County. The Bank's operations are conducted through eight full-service offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, and Lakeville.

The Bank offers a variety of deposit accounts to both individuals and commercial customers. Deposits are insured in full through the combination of the Federal Deposit Insurance Corporation ("FDIC") and the Share Insurance Fund ("SIF") of The Co-operative Central Bank. SIF insurance provides an advantage for the Company as some competitors cannot offer this coverage. Additionally, under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), all noninterest bearing transaction accounts and Interest on Lawyer Trust Accounts ("IOLTAs") are fully guaranteed by the FDIC for the entire amount in the account through December 31, 2012. Coverage under Dodd-Frank is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. The Bank also offers its retail banking customers numerous additional banking advantages with various products and services such as on-line banking, debit cards, checking account overdraft protection, telephone banking and home equity loans.

The Bank's primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain investments in Government Sponsored Entities. Additionally, as a member of The Co-operative Central Bank's Reserve Fund, the Bank has the right to borrow from that fund for short-term cash needs. The Bank's liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Bank believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, the Federal Reserve Bank and The Co-operative Central Bank as well as revenue from other sources are adequate to meet its funding commitments. At April 30, 2011 and 2010, the Bank's capital ratios exceeded the regulatory levels required to be considered well-capitalized.

LENDING ACTIVITIES:

Net of its reserve for loan loss, the Bank's loan portfolio totaled $124.5 million as of April 30, 2011, which represented 50.4% of total assets. The Bank offers conventional mortgage loans, construction loans, home equity loans and lines of credit secured by residential properties, as well as commercial real estate mortgages and commercial business loans. The Bank also makes consumer loans on a secured and unsecured basis.

Under the Community Reinvestment Act, as implemented by FDIC regulations, a state non-member bank, like Mayflower Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. The Bank's latest Community Reinvestment Act rating received from the FDIC was "Outstanding."

The Bank is also subject to similar obligations under Massachusetts Law, which has an additional CRA rating category. The Massachusetts Community Reinvestment Act requires the Massachusetts Banking Commissioner to consider a bank's Massachusetts Community Reinvestment Act rating when reviewing a bank's application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of such application. The Bank's latest Massachusetts Community Reinvestment Act rating received from the Massachusetts Division of Banks was "Outstanding."

Investment Activities:

The Bank believes it is proper to maintain an investment portfolio that provides a source of income as well as a source of liquidity to meet loan demand and to fund fluctuations in its deposit base. The relative mix of investment securities and loans in the Bank's portfolio is dependent upon loan demand as well as the relative attractiveness of yields available on loans as compared to yields on short-term investment securities. At April 30, 2011, the Bank's portfolio of investment securities and interest-bearing deposits in banks totaled $98.2 million which represented 39.8% of total assets. This portfolio included U.S. Government agency obligations, mortgage-backed and related securities, corporate notes, municipal obligations, interest-bearing deposits in banks, and other types of equity securities.

Savings Activities and Other Sources of Funds:

Savings accounts and other types of deposits have traditionally been an important source of funds for use in lending and for other general business purposes. The Bank also derives funding from loan amortization and repayments, sales of securities, loan sales, and from other operations. The availability of funds is influenced by general interest rates and other market conditions. Scheduled loan repayments provide a relatively stable source of funds, while deposit inflows and outflows may vary widely and are influenced by prevailing interest rates and money market conditions. Borrowings have been used on a short-term basis for liquidity purposes and have also been used to fund lending and investment activities.

Substantially all of the Bank's deposit accounts are derived from customers who reside or work in the Bank's market area and from businesses located in that area. The Bank encourages, and in some cases requires, its borrowers to maintain deposit accounts at the Bank.

The Bank has further enhanced its delivery systems by offering on-line banking, telephone banking and by providing automated teller machines ("ATM") and debit cards that can be used at any CIRRUS or NYCE ATM location nationwide. The Bank has no brokered accounts and does not currently intend to solicit or to accept such deposits. The Bank does not actively solicit certificate of deposit accounts over $100,000 but does accept them from in-market customers.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2011, using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of April 30, 2011, the Company's internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.



EDWARD M. PRATT
President and Chief Executive Officer



MARIA VAFIADES
Vice President and Chief Financial Officer

To the Stockholders and Board of Directors
MAYFLOWER BANCORP, INC. AND SUBSIDIARY
Middleboro, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Mayflower Bancorp, Inc. (the Company) and Subsidiary as of April 30, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayflower Bancorp, Inc. and Subsidiary as of April 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



PARENT, McLAUGHLIN & NANGLE
Certified Public Accountants, Inc.

Boston, Massachusetts
July 11, 2011

(In Thousands)	April 30 **2011**	April 30 2010
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	**$ 5,534**	$ 4,559
Interest-bearing deposits in banks	**6,256**	15,914
Total cash and cash equivalents	**11,790**	20,473
Investment securities (Note B):		
Securities available-for-sale	**46,350**	49,576
Securities held-to-maturity	**45,554**	44,793
Total investment securities	**91,904**	94,369
Loans receivable, net (Note C)	**124,497**	120,545
Accrued interest receivable (Note E)	**891**	926
Real estate held for investment	**1,008**	1,020
Real estate acquired by foreclosure	**1,211**	1,815
Premises and equipment, net (Note F)	**11,073**	11,147
Deposits with The Co-operative Central Bank	**449**	449
Stock in Federal Home Loan Bank of Boston, at cost	**1,650**	1,650
Refundable income taxes (Note I)	**134**	25
Deferred income taxes (Note I)	**855**	797
Other assets	**1,421**	2,314
Total Assets	**$246,883**	$255,530
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits (Note G)	**$221,023**	$225,317
Advances and borrowings (Note H)	**3,500**	7,500
Advances from borrowers for taxes and insurance	**154**	213
Allowance for loan losses on off-balance sheet credit exposures	**110**	110
Accrued expenses and other liabilities	**919**	1,910
Total Liabilities	**225,706**	235,050
Commitments and contingencies (Notes K and M)		
STOCKHOLDERS' EQUITY (Note M)		
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued—none	**—**	—
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,075,035 shares in 2011 and 2,078,985 shares in 2010	**2,075**	2,079
Additional paid-in capital	**4,326**	4,300
Retained earnings	**14,062**	13,293
Accumulated other comprehensive income	**714**	808
Total Stockholders' Equity	**21,177**	20,480
Total Liabilities and Stockholders' Equity	**$246,883**	$255,530

See accompanying notes to consolidated financial statements.

Mayflower Bancorp, Inc. and Subsidiary

(In Thousands, Except Per Share Data)	Year Ended April 30 **2011**	2010
INTEREST INCOME:		
Loans receivable	**$ 7,193**	$ 7,404
Securities held-to-maturity	**1,505**	1,794
Securities available-for-sale	**1,697**	2,064
Interest-bearing deposits in banks	**20**	17
Total interest income	**10,415**	11,279
INTEREST EXPENSE:		
Deposits	**1,711**	2,905
Borrowed funds	**207**	434
Total interest expense	**1,918**	3,339
NET INTEREST INCOME	**8,497**	7,940
PROVISION FOR LOAN LOSSES	**201**	215
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**8,296**	7,725
NONINTEREST INCOME:		
Loan origination and other loan fees	**145**	123
Customer service fees	**666**	719
Interchange income	**204**	173
Gain on sales of investment securities, net	**294**	268
Gain on sales of mortgage loans	**472**	423
Other	**140**	91
Total noninterest income	**1,921**	1,797
NONINTEREST EXPENSE:		
Compensation and fringe benefits	**4,232**	4,007
Occupancy and equipment	**1,133**	1,123
FDIC assessment	**316**	386
Losses and expenses of foreclosed real estate	**259**	128
Other (Note J)	**2,202**	2,158
Total noninterest expense	**8,142**	7,802
INCOME BEFORE INCOME TAXES	**2,075**	1,720
PROVISION FOR INCOME TAXES (Note I)	**737**	557
NET INCOME	**$ 1,338**	$ 1,163
Basic earnings per share	**$ 0.64**	$ 0.56
Diluted earnings per share	**$ 0.64**	$ 0.56
Weighted average basic shares outstanding	**2,082**	2,083
Dilutive effect of outstanding stock options	**—**	5
Weighted average diluted shares outstanding	**2,082**	2,088

See accompanying notes to consolidated financial statements.

Mayflower Bancorp, Inc. and Subsidiary

(In Thousands, Except Share Amounts)	Common Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, April 30, 2009	2,085,886	$ 2,086	$ 4,311	$ 12,747	$ 194	$ 19,338
COMPREHENSIVE INCOME:						
Net income	—	—	—	1,163	—	1,163
Other comprehensive income, net of tax:						
Change in unrealized gain on securities available-for-sale, net of deferred income taxes of $541,000	—	—	—	—	784	784
Reclassification adjustment for gains included in net income, net of deferred income taxes of $98,000	—	—	—	—	(170)	(170)
						614
Total comprehensive income						1,777
Purchase of Company stock	(6,901)	(7)	(11)	(33)	—	(51)
Cash dividends paid ($.28 per share)	—	—	—	(584)	—	(584)
BALANCE, April 30, 2010	2,078,985	2,079	4,300	13,293	808	20,480
COMPREHENSIVE INCOME:						
Net income	—	—	—	1,338	—	1,338
Other comprehensive income, net of tax:						
Change in unrealized gain on securities available-for-sale, net of deferred income taxes of $43,000	—	—	—	—	81	81
Reclassification adjustment for gains included in net income, net of deferred income taxes of $119,000	—	—	—	—	(175)	(175)
						(94)
Total comprehensive income						1,244
Issuance of shares of $1 par value common stock	7,500	7	46	—	—	53
Purchase of Company stock	(11,450)	(11)	(20)	(69)	—	(100)
Cash dividends paid ($.24 per share)	—	—	—	(500)	—	(500)
BALANCE, April 30, 2011	**2,075,035**	**$2,075**	**$4,326**	**$14,062**	**$ 714**	**$21,177**

See accompanying notes to consolidated financial statements.

Mayflower Bancorp, Inc. and Subsidiary

(In Thousands)	Year Ended April 30 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Interest and dividends received	**$ 10,706**	$ 11,508
Fees and other income received	**1,636**	1,513
Interest paid	**(1,931)**	(3,357)
Cash paid to suppliers and employees	**(7,206)**	(8,308)
Income taxes paid	**(829)**	(756)
Net cash provided by operating activities	**2,376**	600
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net (increase) decrease in loans	**(4,000)**	9,710
Purchases of available-for-sale securities	**(28,887)**	(32,224)
Proceeds from sales, calls, and maturities of available-for-sale securities	**32,229**	28,339
Purchases of held-to-maturity securities	**(37,113)**	(26,904)
Proceeds from maturities and calls of held-to-maturity securities	**35,705**	27,272
Proceeds from sale of other real estate owned	**—**	40
Proceeds from sales of real estate acquired by foreclosure	**355**	172
Capital additions to real estate acquired by foreclosure	**(76)**	(444)
Purchases of premises and equipment	**(423)**	(766)
Other—net	**51**	(34)
Net cash (used in) provided by investing activities	**(2,159)**	5,161
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net (decrease) increase in deposits	**(4,294)**	11,360
Payments on advances and borrowings	**(4,000)**	(6,388)
Net decrease in advances from borrowers for taxes and insurance	**(59)**	(1)
Proceeds from issuance of common stock	**53**	—
Repurchase of Company stock	**(100)**	(51)
Dividends paid	**(500)**	(584)
Net cash (used in) provided by financing activities	**(8,900)**	4,336
Net (decrease) increase in cash and cash equivalents	**(8,683)**	10,097
Cash and cash equivalents, beginning of year	**20,473**	10,376
Cash and cash equivalents, end of year	**$ 11,790**	$ 20,473
Reconciliations of net income to net cash provided by operating activities:		
Net income	**$ 1,338**	$ 1,163
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**510**	528
Provision for loan losses	**201**	215
Loss on other real estate owned	**—**	29
Writedown of real estate acquired by foreclosure	**162**	—
Premium amortization	**255**	134
Intangible amortization	**8**	14
Deferred income taxes	**18**	(223)
Gain on sales of investment securities, net	**(294)**	(268)
Decrease (increase) in refundable income taxes	**(109)**	23
Decrease (increase) in accrued interest receivable	**35**	96
Decrease (increase) in prepaid expenses	**292**	(950)
Decrease (increase) in mortgage servicing rights	**(21)**	(41)
Increase (decrease) in deferred loan origination costs	**9**	(16)
Increase (decrease) in accrued interest payable	**(13)**	(18)
Increase (decrease) in accrued expenses	**(15)**	(86)
Total adjustments	**1,038**	(563)
Net cash provided by operating activities	**$ 2,376**	$ 600
SUPPLEMENTAL DISCLOSURES:		
Total (decrease) increase in unrealized gain on securities available-for-sale	**$ (170)**	$ 1,057
Loans transferred to foreclosed real estate	**$ 295**	$ 1,200
Proceeds from sales of other real estate held for investment financed through loans	**$ —**	$ 314
Proceeds from sales of foreclosed real estate financed through loans	**$ 457**	$ 255
Transfer of premises and equipment to real estate held for investment	**$ —**	$ 1,094

 See accompanying notes to consolidated financial statements.

A. Summary of Significant Accounting Policies:

Nature of operations:

Mayflower Bancorp, Inc. (the "Company") is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Bank (the "Bank"). The Bank operates eight full-service banking offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, and Lakeville, Massachusetts providing a variety of deposit and lending services. As a Massachusetts chartered co-operative bank whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Share Insurance Fund ("SIF"), the activities of the Bank are subject to regulation, supervision and examination by federal and state regulatory authorities, including, but not limited to the FDIC, the Massachusetts Commissioner of Banks and the SIF. In addition, as a bank holding company, the Company is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System.

The Company provides a variety of financial services to individuals and small businesses through its eight offices in Southeastern Massachusetts. Its primary deposit products are savings, checking, and term certificate accounts, and its primary lending products are residential and commercial mortgage loans.

Management evaluates the Company's performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company's total revenues.

Basis of presentation:

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the Banking industry. The consolidated financial statements include the accounts of Mayflower Bancorp, Inc. and its wholly-owned subsidiary, Mayflower Co-operative Bank and its subsidiaries, MFLR Securities Corporation and Mayflower Plaza, LLC., which engages in the ownership of real estate. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for loan losses, the allowance for loan losses on off-balance sheet credit exposures and other-than-temporary declines in the value of investment securities requiring impairment writedowns due to general market conditions or other factors.

Reclassification:

Certain amounts in the prior year's consolidated financial statements were reclassified to facilitate comparison with the current fiscal year.

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand and due from banks and interest-bearing deposits in banks.

Investment securities:

Trading securities:

Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

Securities held-to-maturity:

Government, federal agency, corporate debt securities, and municipal obligations that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity or estimated average life, adjusted for anticipated prepayments.

Securities available-for-sale:

Available-for-sale securities consist of investment securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and are included in other comprehensive income. Realized gains on available-for-sale securities are included in other income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the remaining period to contractual maturity or estimated average life.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans receivable:

Lending activities are conducted principally in the Southeastern Massachusetts area. The Company grants single-family and multi-family residential mortgages, commercial real estate mortgages, commercial loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multi-family properties, commercial real estate properties and for land development. Most loans granted by the Company are collateralized by real estate.

The ability and willingness of borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrower's geographic areas and the general economy. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of unearned discount, deferred loan fees and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are capitalized and the net amount is amortized as an adjustment of the loan yield over the contractual life of the related loans.

Loan income:

Interest on loans is credited to income by applying the interest rate to the principal amount outstanding. Loans on which accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when a loan is specifically determined to be impaired, or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual of interest on some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such specific impaired loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Allowance for loan losses and allowance for loan losses on off-balance sheet credit exposures:

The adequacy of the allowance for loan losses is evaluated on a regular basis by management and the Company's Board of Directors. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the estimated value of any underlying collateral and the performance of individual loans in relation to contract terms. The provision for loan losses charged to operations is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loans are charged off when management believes the collectability of the principal is unlikely.

Management believes that the Company's current allowance for loan losses is adequate. While the allowance for loan losses is evaluated by management based upon available information, future additions to the allowance may be necessary based on changes in local economic conditions. Additionally, regulatory agencies review the Company's allowance for loan losses as part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgments which may be different from those of management.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component may be maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The Company also maintains an allowance for possible losses on its outstanding loan commitments. The allowance for loan losses on off-balance sheet credit exposures (shown separately on the balance sheet) is maintained based on expected drawdowns of committed loans and their loss experience factors and management's assessment of various other factors including current and anticipated economic conditions that may affect the borrowers' ability to pay, and trends in loan delinquencies and charge-offs.

Impaired loans:

The Company measures certain impaired loans based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Impairment of long-lived assets:

The Company reviews its long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

All long-lived assets and certain identifiable intangibles to be disposed of are to be reported at the lower of the carrying amount or fair value, less costs to sell.

Foreclosed real estate:

Real estate properties acquired through, or in lieu of loan foreclosure, are to be sold, and are recorded at the time of foreclosure at the lower of the carrying amount of the loan or at the fair value, less costs to sell, of the related collateral, which becomes the new basis. The excess of the balance of the loan over the estimated fair value, if any, is charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less costs to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in losses and expenses of foreclosed real estate, while certain costs to improve such properties are capitalized.

Premises and equipment:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the estimated useful lives of the respective assets as follows:

Office buildings and improvements	20 to 50 years
Furniture, fixtures and equipment	3 to 20 years

Mortgage servicing rights:

The Company recognizes the rights to service mortgage loans for others as separate assets, regardless of the manner in which the servicing rights are acquired. In addition, capitalized mortgage servicing rights are assessed for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Federal Home Loan Bank Stock:

The Company, as a member of the Federal Home Loan Bank of Boston ("FHLB"), is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in related deferred tax assets and liabilities.

The Company classifies interest resulting from underpayment of income taxes as income tax expense in the first period the interest would begin accruing according to the provisions of the relevant tax law. The Company classifies penalties resulting from underpayment of income taxes as income tax expense in the period for which the Company claims or expects to claim an uncertain tax position or in the period in which the Company's judgment changes regarding an uncertain tax position.

Pension plan:

The Company provides pension benefits for its employees through participation in the Massachusetts Co-operative Banks' Employees Retirement Association. It is the Company's policy to fund pension plan costs in the year of accrual.

Stock-based compensation:

At April 30, 2011, the Company had one stock-based compensation plan, described more fully in Note M. The Company measures and recognizes compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of income. Share-based compensation is recognized over the period the employee is required to provide services for the award. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted.

Earnings per share:

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the effect on the weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury method.

Subsequent events:

The Company has evaluated subsequent events through July 11, 2011, which is the date the financial statements were available to be issued.

Fair values of financial instruments:

The Company uses fair value measurements to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments.

The fair value disclosures exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, due from banks, and interest-bearing deposits in banks:

The carrying amounts reported in the statements of financial condition for cash, due from banks, and interest-bearing deposits in banks, approximate those assets' fair values.

Investment securities:

Fair values of investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans:

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial real estate, residential mortgage, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and non-performing categories.

The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

Fair value for significant non-performing loans is based on recent internal or external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities:

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand (that is, their carrying amounts). The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

Advances and borrowings:

Fair values of advances and borrowings are estimated by discounting the future cash payment using rates currently available to the Company for borrowings with similar terms and maturities.

Deposits with The Co-operative Central Bank and stock in Federal Home Loan Bank:

The carrying amount of the deposits with The Co-operative Central Bank approximates its fair value. The carrying amount of the stock in Federal Home Loan Bank is at cost, since it is not practicable to estimate the fair value because the stock is not marketable.

Commitments to extend credit:

Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Limitations:

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates are based on existing on-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Fair value measurements:

The Company groups its assets and liabilities measured at fair value into the following three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs as of the measurement date other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Significant unobservable inputs that reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability as of the measurement date. These financial instruments do not have two way markets and are measured using management's best estimate of fair value.

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, when available. If quoted prices are not available, fair values are measured using pricing models.

The Company utilizes a third party pricing service to obtain fair values for investment securities. The pricing service utilizes the following methods to value the security portfolio:

The securities measured at fair value utilizing Level 1 inputs are marketable equity securities and utilizing Level 2 inputs are corporate debt securities, municipal obligations, U.S. Government and Agency obligations, including mortgage-backed and related securities, trust preferred securities and certain equity securities. The fair values represent either quoted market prices for the identical securities (Level 1 inputs) or fair values determined by pricing models that consider standard input factors such as observable market data, benchmark yields, reported trades, broker/dealer quotes, credit spreads, benchmark securities, as well as new issue data, monthly payment information, and collateral performance, among others. The Company does not currently have any Level 3 securities in its portfolio.

Loans: The Company does not record loans at fair value on a recurring basis. However, from time to time, non-recurring fair value adjustments to collateral dependent loans are recorded to reflect partial write-downs based on the observable market price or current appraised value of the collateral.

Real estate acquired by foreclosure: Foreclosed real estate assets have been valued using a market approach. The values were determined using market prices of similar real estate assets.

The Company may be required, from time to time, to measure certain other assets and liabilities on a non-recurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

Recent accounting pronouncements:

In January 2010, the FASB issued Accounting Standards Update No. 2010-6, *Improving Disclosures About Fair Value Measurements,* which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. This update was effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which will be effective for annual periods beginning after December 15, 2010. The Company adopted this Update, except for the roll forward of activity for Level 3 fair value measurements, and this adoption did not have a material impact on the consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update No. 2010-20, *Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* which amends Accounting Standards Codification Topic 310, *Receivables.* The purpose of the Update is to improve transparency by companies that hold financing receivables, including loans, leases and other long-term receivables. The Update requires such companies to disclose more information about the credit quality of their financing receivables and the credit reserves against them. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosure requirements as of April 30, 2011 of ASU 2010-20 have been incorporated in the notes to the Company's consolidated financial statements. Disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. As this Standard amends only disclosure requirements for loans and the allowance for loan losses, adoption will have no impact on the Company's consolidated financial statements.

In January 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-01, *Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.* The amendments in ASU 2011-01 temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,* for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The deferral in ASU 2011-01 was effective January 19, 2011 (date of issuance). In April 2011, the FASB issued Accounting Standards Update No. 2011-02, *Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring.* This Update will improve financial reporting by creating greater consistency in the way Generally Accepted Accounting Principles are applied for various types of debt restructuring by clarifying which loan modifications constitute troubled debt restructurings. This update is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

B. Investment Securities:

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values at April 30 are as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2011			
AVAILABLE-FOR-SALE SECURITIES:				
U.S. Government agency obligations	$10,481	$ 33	$ (26)	$10,488
Corporate debt securities	500	1	—	501
Municipal obligations	2,292	80	(10)	2,362
Mortgage-backed and related securities	31,147	1,004	(10)	32,141
Trust preferred securities	750	—	(18)	732
Equity securities	—	126	—	126
	$45,170	$1,244	$ (64)	$46,350
HELD-TO-MATURITY SECURITIES:				
U.S. Government agency obligations	$14,995	$ 42	$(104)	$14,933
Municipal obligations	3,723	100	(3)	3,820
Mortgage-backed and related securities	26,836	867	(56)	27,647
	$45,554	$1,009	$(163)	$46,400

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2010			
AVAILABLE-FOR-SALE SECURITIES:				
U.S. Government agency obligations	$ 14,739	$ 66	$ (1)	$ 14,804
Corporate debt securities	500	—	—	500
Municipal obligations	1,977	75	—	2,052
Mortgage-backed and related securities	29,512	1,281	—	30,793
Trust preferred securities	750	—	(122)	628
Equity securities	748	73	(22)	799
	$ 48,226	$ 1,495	$ (145)	$ 49,576
HELD-TO-MATURITY SECURITIES:				
U.S. Government agency obligations	$ 18,756	$ 83	$ (2)	$ 18,837
Municipal obligations	2,661	90	—	2,751
Mortgage-backed and related securities	23,376	954	(21)	24,309
	$ 44,793	$ 1,127	$ (23)	$ 45,897

At April 30, 2011, debt securities with a fair value of $2,470,000 were pledged to secure advances from the Federal Reserve Bank.

Mortgage-backed and related securities consist of primarily FHLMC and FNMA certificates and other asset-backed investments.

Proceeds from sales of investment securities amounted to $4,423,000 and $6,906,000 during the years ended April 30, 2011 and 2010, respectively. Gross gains of $268,000 and $253,000 for the years ended April 30, 2011 and 2010, respectively, and no gross losses for the years ended April 30, 2011 and 2010 were realized on those sales. Additionally, gross gains of $26,000 and $15,000, respectively, were recorded on calls of investment securities.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at April 30, 2011 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held-to-Maturity		Securities Available-for-Sale	
(In Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$ 676	$ 686	$ 752	$ 759
Due after 1 year through 5 years	12,244	12,257	10,985	11,011
Due after 5 years through 10 years	3,762	3,741	498	527
Due after 10 years	2,036	2,069	1,038	1,054
	18,718	18,753	13,273	13,351
Mortgage-backed and related securities	26,836	27,647	31,147	32,141
	$45,554	$46,400	$44,420	$45,492

Information pertaining to securities with gross unrealized losses at April 30, 2011, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Twelve Months or Greater		Total	
(In Thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
SECURITIES AVAILABLE-FOR-SALE						
U.S. Government agency obligations	$ 3,964	$26	$ —	$—	$ 3,964	$ 26
Mortgage-backed and related securities	3,118	10	—	—	3,118	10
Municipal obligations	509	10	—	—	509	10
Trust preferred securities	—	—	732	18	732	18
Total securities available-for-sale	$ 7,591	$46	$732	$18	$ 8,323	$ 64
SECURITIES HELD-TO-MATURITY						
U.S. Government agency obligations	$ 7,396	$104	$ —	$—	$ 7,396	$104
Mortgage-backed and related securities	5,687	44	213	12	5,900	56
Municipal obligations	264	3	—	—	264	3
Total securities held-to-maturity	$13,347	$151	$213	$12	$13,560	$163

Management reviews the investment portfolio from time to time and evaluates securities for other-than-temporary impairment status. As part of this review, management discusses those securities that have depreciated in value to determine if the security is other-than-temporarily impaired. If the conclusion is that the security has been impaired, management will either write down or sell the security. As part of the evaluation process, consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At April 30, 2011, the Company had 38 securities with an aggregate depreciation of approximately 1.0% from the Company's amortized cost basis. These unrealized losses relate primarily to debt securities secured by Government-sponsored agencies and Government-sponsored mortgage-backed securities and result from changes in the bond markets since their purchase. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the securities before recovery of their amortized cost, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at April 30, 2011.

C. Loans Receivable:

Loans receivable at April 30 are summarized as follows:

(In Thousands)	April 30 2011	April 30 2010
Mortgage loans on real estate:		
Residential	**$ 48,724**	$ 46,814
Commercial	**43,511**	41,061
Construction	**6,272**	5,684
Home equity loans	**3,521**	4,329
Home equity lines of credit	**17,702**	17,578
	119,730	115,466
Less:		
Due borrowers on unadvanced loans	**(1,308)**	(1,453)
Net deferred loan origination costs	**93**	102
	118,515	114,115
Consumer loans:		
Personal	**867**	1,002
Loans secured by savings accounts	**753**	686
	1,620	1,688
Commercial loans:		
Secured and unsecured	**1,453**	2,017
Lines of credit	**4,123**	3,919
	5,576	5,936
	125,711	121,739
Less allowance for loan losses	**(1,214)**	(1,194)
	$124,497	$120,545

Home equity lines of credit, consumer lines of credit and commercial lines of credit are shown net of unadvanced funds amounting to $16,912,000, $388,000 and $3,591,000, respectively, at April 30, 2011.

Activity in the allowance for loan losses is summarized as follows for the years ended April 30:

(In Thousands)	2010	2009
Balance at beginning of year	**$1,194**	$1,305
Provision for loan losses	**201**	215
Loans charged off	**(253)**	(332)
Recoveries	**72**	6
Balance at end of year	**$1,214**	$1,194

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based upon impairment method as of April 30, 2011:

(In Thousands)	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Unallocated	Total
Allowance for loan losses:								
Balance at April 30, 2010	$ 161	$ 639	$ 95	$ 151	$ 129	$ 19	$—	$ 1,194
Charge-offs	—	(123)	—	—	(119)	(11)	—	(253)
Recoveries	—	—	—	—	71	1	—	72
Provision	12	119	—	31	31	8	—	201
Balance at April 30, 2011	$ 173	$ 635	$ 95	$ 182	$ 112	$ 17	$—	$ 1,214
Ending balance: individually evaluated for impairment	$ 15	$ —	$ —	$ 55	$ —	$ —	$—	$ 70
Ending balance: collectively evaluated for impairment	$ 158	$ 635	$ 95	$ 127	$ 112	$ 17	$—	$ 1,144
Loans Receivable:								
Balance at April 30, 2011	$48,724	$43,511	$4,964	$21,223	$5,576	$1,620	$—	$125,618
Ending balance: individually evaluated for impairment	$ 761	$ 456	$ —	$ 139	$ —	$ —	$—	$ 1,356
Ending balance: collectively evaluated for impairment	$47,963	$43,055	$4,964	$21,084	$5,576	$1,620	$—	$124,262

The following is a summary of information pertaining to impaired loans as of April 30, 2011 and 2010:

(In Thousands)	**Recorded Investment**	**Unpaid Principal Balance**	**Related Allowance**	**Average Recorded Investment**	**Interest Income Recognized**
			April 30, 2011		
With no related allowance recorded:					
Residential mortgages	$ 453	$ 453	$—	$ 455	$ 8
Commercial mortgages	456	579	—	580	20
With an allowance recorded:					
Residential mortgages	308	308	15	309	6
Home equity loans and lines of credit	139	139	55	139	1
Totals:					
Residential mortgages	$ 761	$ 761	$15	$ 764	$14
Commercial mortgages	$ 456	$ 579	$—	$ 580	$20
Home equity loans and lines of credit	$ 139	$ 139	$55	$ 139	$ 1
Total impaired loans	$1,356	$1,479	$70	$1,483	$35

(In Thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
			April 30, 2010		
With no related allowance recorded:					
Commercial mortgages	$ 296	$ 296	$—	$ 297	$ 15
Commercial loans	100	100	—	100	3
With an allowance recorded:					
Commercial mortgages	586	586	21	589	34
Home equity loans and lines of credit	99	99	15	99	1
Commercial loans	19	19	19	19	1
Totals:					
Commercial mortgages	$ 882	$ 882	$ 21	$ 886	$ 49
Home equity loans and lines of credit	$ 99	$ 99	$ 15	$ 99	$ 1
Commercial loans	$ 119	$ 119	$ 19	$ 119	$ 4
Total impaired loans	$ 1,100	$ 1,100	$ 55	$ 1,104	$ 54

Nonaccrual loans include loans which are contractually past due 90 days or more and loans less than 90 days past due on which the Bank has ceased accruing interest. Total interest due but not accrued on nonaccrual loans totaled approximately $56,000 and $14,000 at April 30, 2011 and 2010, respectively. The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days and still accruing by class of loans as of April 30, 2011 and 2010:

	2011		2010	
(In Thousands)	**Non accrual**	**Loans Past Due over 90 Days and Still Accruing**	Non accrual	Loans Past Due over 90 Days and Still Accruing
Residential mortgages	**$1,108**	**$—**	$ —	$—
Commercial mortgages	**456**	**—**	295	—
Home equity loans and lines of credit	**139**	**—**	99	—
Commercial loans	**—**	**—**	120	—
Total	**$1,703**	**$—**	$514	$—

The following table presents the aging of the recorded investment in past due loans as of April 30, 2011:

(In Thousands)	30–59 Days Past Due	60–89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable
Residential mortgages	$452	$ —	$1,108	$1,560	$ 47,164	$ 48,724
Commercial mortgages	176	300	456	932	42,579	43,511
Construction mortgages	—	—	—	—	4,964	4,964
Home equity loans and lines of credit	158	—	139	297	20,926	21,223
Commercial loans	4	—	—	4	5,572	5,576
Consumer loans	—	—	—	—	1,620	1,620
	$790	$300	$1,703	$2,793	$122,825	$125,618

Credit Quality Information:

Loans rated Pass: Loans in this category have low to average risk.

Loans rated Special Mention: Loans in this category are currently protected, but exhibit conditions that have the potential for weakness. The borrower may be affected by unfavorable economic, market or other external conditions that may affect their ability to repay the debt. These may also include credits where there is deterioration of the collateral or have deficiencies which may affect the Company's ability to collect on the collateral.

Loans rated Substandard: Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable.

The following table displays the loan portfolio by credit quality indicators as of April 30, 2011:

(In Thousands)	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Total
Pass	$47,437	$41,490	$4,964	$21,084	$5,576	$1,620	$122,171
Special mention	526	342	—	—	—	—	868
Substandard	453	1,679	—	99	—	—	2,231
Doubtful	308	—	—	40	—	—	348
	$48,724	$43,511	$4,964	$21,223	$5,576	$1,620	$125,618

D. Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced for others was $88,140,000 and $87,715,000 at April 30, 2011 and 2010, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $945,000 and $531,000 at April 30, 2011 and 2010, respectively.

Mortgage servicing rights of approximately $206,000 and $219,000 were capitalized in 2011 and 2010, respectively. Amortization of mortgage servicing rights was approximately $185,000 and $178,000 for the years ended April 30, 2011 and 2010, respectively.

E. Accrued Interest Receivable:

Accrued interest receivable at April 30 is summarized as follows:

(In Thousands)	**2011**	2010
Investment securities	**$417**	$473
Loans receivable	**473**	452
Other	**1**	1
	$891	$926

F. Premises and Equipment:

A summary of the cost and accumulated depreciation of premises and equipment at April 30 is summarized as follows:

(In Thousands)	**2011**	2010
Land	**$ 2,928**	$ 2,928
Buildings and land improvements	**10,468**	10,369
Equipment	**2,142**	2,239
	15,538	15,536
Accumulated depreciation	**(4,465)**	(4,389)
	$11,073	$11,147

Depreciation expense for the years ended April 30, 2011 and 2010 amounted to $510,000 and $528,000, respectively.

G. Deposits:

Deposits at April 30 are summarized as follows:

(In Thousands)	**2011**	2010
NOW accounts	**$ 33,649**	$ 32,598
Demand deposit accounts	**17,802**	17,397
Official checks	**2,723**	2,331
Regular savings accounts	**38,150**	34,849
Money market deposit accounts	**36,650**	38,527
Total non-certificate accounts	**128,974**	125,702
Certificates:		
Term and money market	**75,401**	82,200
IRA	**16,648**	17,415
Total certificate accounts	**92,049**	99,615
Total deposits	**$221,023**	$225,317

Term deposit certificates of $100,000 or more totaled approximately $34,262,000 and $37,414,000 at April 30, 2011 and 2010, respectively.

A summary of term certificate accounts by maturity, as of April 30, 2011, is as follows:

	Weighted Average Rate	Amount in Thousands
Within one year	1.03%	$66,273
Over one year to two years	1.51%	15,674
Over two years to three years	1.90%	3,895
Over three years to five years	2.42%	6,207
		$92,049

H. Advances, Borrowings and Lines-of-Credit:

At April 30, 2011, the Company has outstanding advances from the Federal Home Loan Bank of Boston amounting to $3,500,000, which mature at various dates through June 2017 and bear interest at rates ranging from 3.65% to 4.75%. The advances may be prepaid at any time subject to a prepayment fee. Principal maturities under these advances are as follows:

Year Ending April 30	Amount in Thousands
2012	$2,500
2013	—
2014	—
2015	—
2016	—
Thereafter	1,000
	$3,500

All borrowings from the Federal Home Loan Bank of Boston are secured by certain unencumbered mortgage loans. The Company also has a variable rate overnight line-of-credit of $2,714,000 with the Federal Home Loan Bank of Boston, which was unused at April 30, 2011. The Bank has also established a line of credit with the Federal Reserve Bank, collateralized by $2.5 million of securities issued by Government Sponsored Entities, and has an unsecured line of credit totaling $5.0 million with The Co-operative Central Bank. All of these lines were unused at April 30, 2011.

I. Income Taxes:

Consolidated income taxes for the years ended April 30 are summarized as follows:

(In Thousands)	**2011**	2010
Current:		
Federal	**$590**	$ 637
State	**129**	143
Total current	**719**	780
Deferred (Benefit):		
Federal	**(1)**	(150)
State	**19**	(73)
Total deferred (benefit)	**18**	(223)
Total income tax expense	**$737**	$ 557

The components of the net deferred tax assets (liabilities) at April 30 are summarized as follows:

(In Thousands)	**2011**	2010
Deferred tax assets for deductible temporary differences	**$ 2,075**	$2,042
Deferred tax liabilities for taxable temporary differences	**(1,220)**	(1,245)
Net deferred tax asset	**$ 855**	$ 797

The tax effects of significant temporary differences at April 30 are summarized as follows:

(In Thousands)	**2011**	2010
Deferred tax assets:		
Allowance for loan losses in excess of tax reserves	**$ 489**	$ 489
Deferred compensation	**217**	226
Tax versus book basis of organization costs	**50**	56
Tax versus book basis of loans originated for sale	**380**	414
Tax versus book basis of real estate acquired by foreclosure	**199**	127
Fannie Mae and Freddie Mac ordinary loss	**656**	656
Reserve for credit losses	**44**	45
Other	**40**	29
	$ 2,075	$2,042
Deferred tax liabilities:		
Tax versus book basis of premises and equipment	**$ 322**	$ 306
Tax versus book basis of mortgage servicing rights	**214**	209
Loan origination fees deferred for tax purposes	**145**	153
Unrealized gain on available-for-sale securities	**466**	542
Other	**73**	35
	$ 1,220	$1,245

Total income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

(In Thousands)	**2011**	2010
Expected income tax expense at federal tax rate	**$ 706**	$ 585
State income tax, net of federal income tax	**97**	46
Dividends received deduction and other	**(66)**	(74)
Total income tax expense	**$ 737**	$ 557

No interest or penalties were recognized in income tax expense for the years ended April 30, 2011 and 2010.

J. Other Noninterest Expense:

Other noninterest expense amounts are summarized as follows for the years ended April 30:

(In Thousands)	**2011**	2010
Data processing	**$ 383**	$ 346
Directors' fees	**274**	235
Professional fees (legal, audit, consulting)	**376**	342
Printing, postage, and supplies	**199**	210
Other	**970**	1,025
	$2,202	$2,158

K. Commitments and Contingencies:

Financial instruments with off-balance sheet risk:

The Company enters into financial agreements in the normal course of business that have off-balance sheet risks. These arrangements are used to meet the financing needs of its customers and to limit its own exposure to fluctuating market conditions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. These financial agreements include commitments to originate loans, to disburse funds to borrowers on unused construction loans and to disburse funds on committed but unused lines of credit and letters of credit.

Financial instruments whose contract amounts represent credit risk at April 30:

	Contractual Amounts	
(In Thousands)	**2011**	2010
Commitments to originate loans	**$ 5,953**	$ 3,465
Unadvanced portions of home equity, consumer and commercial lines of credit	**20,891**	23,144
Unadvanced portions of construction loans	**1,308**	1,453
Standby letters of credit	**54**	204
	$28,206	$28,266

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial agreements is represented by the contractual amount of those commitments. These financial instruments are agreements to lend to a customer provided there are no violations of any conditions established in the contract. In addition, the agreements generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the borrower.

The Company uses the same credit policies in making these commitments as it does for on-balance sheet instruments, and evaluates each customer's creditworthiness on a case-by-case basis.

Lease commitments:

The Company leases its Rochester branch location, the site for its Bridgewater branch location, and a parcel of land for a remote ATM location under non-cancelable operating leases which expire at various times through November 2027. Minimum future lease payments under these leases are as follows:

Year Ending April 30	Amounts in Thousands
2012	$ 40
2013	42
2014	37
2015	34
2016	36
Thereafter	479
	$668

Rental expense amounted to $75,000 and $74,000 for the years ended April 30, 2011 and 2010, respectively.

L. Pension Plans:

The Company provides a pension plan covering all eligible employees through membership in the Co-operative Banks' Employees Retirement Association (CBERA). Contributions to the plan are based on the funding requirements set forth by the Trustees of the Retirement Association. In addition, the Company also participates in a 401(k) savings plan through CBERA. Eligible employees may contribute up to 50% of their salary, subject to certain limitations, which can be matched up to 5% by the Company on a dollar-for-dollar basis.

Pension expense on the multi-employer plans, including contributory payments to the Company sponsored 401(k) plan, amounted to $335,000 and $260,000 for the years ended April 30, 2011 and 2010, respectively.

In 1998, the Company adopted a deferred compensation arrangement with certain officers and directors whereby these individuals can elect to defer a portion of compensation and fees to be then paid in the future with interest defined in the Plan. Total expense under this Plan amounted to $75,000 and $55,000 for the years ended April 30, 2011 and 2010, respectively.

M. Stock Option Plans:

In 1999, the Board of Directors adopted a Stock Option and Incentive Plan for the benefit of officer and non-officer employees and directors of the Company. Shares reserved under this plan totaled 99,750 shares of authorized but unissued common stock. The exercise price of any option granted will not be less than the fair market value of the common stock on the date of grant. In December 2005, the Board of Directors granted options for 25,950 shares at an exercise price of $14.00 under this plan. These options are exercisable over a ten-year period from the grant dates with no significant vesting periods required. As of April 30, 2011, there were no shares remaining to be awarded under this plan.

On August 24, 2010, the Company's stockholders approved the Mayflower Bancorp, Inc. 2010 Equity Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, 156,475 shares have been reserved for issuance as options to purchase stock, restricted stock, or other stock awards. The exercise price of an option may not be less than the fair market value of the Company's common stock on the date of the grant of the option and may not be exercisable more than ten years after the date of grant. As of April 30, 2011, 156,475 shares remained unissued under this Incentive Plan.

A summary of the activity under both Plans is as follows:

	Number of Shares	Average Exercise Price
Balance outstanding at April 30, 2009	76,862	$ 10.34
Options forfeited ($8.83)	(44,412)	8.83
Balance outstanding at April 30, 2010	32,450	$ 12.40
Options exercised ($7.08)	(7,500)	7.08
Balance outstanding at April 30, 2011	**24,950**	**$14.00**

There was no stock-based compensation expense for the years ended April 30, 2011 and 2010.

N. Concentration of Credit Risk:

The Company maintains cash deposits at various financial institutions. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times throughout the year, the Company's balances may have exceeded the insured limit.

O. Regulatory Matters:

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to total average assets (as defined). Management believes, as of April 30, 2011, that the Company meets all capital adequacy requirements to which it is subject.

As of September 30, 2009, the most recent examination by the Commonwealth of Massachusetts Division of Banks, the Company was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage capital ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the Company's category.

The following table sets forth the Company's various regulatory capital categories at April 30, 2011 and 2010 (amounts in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of April 30, 2011:						
Total capital (to risk-weighted assets)						
Mayflower Bancorp, Inc.	**$21,734**	**16.1%**	**$10,832**	**8.0%**	**$13,540 ≥**	**10.0%**
Mayflower Co-operative Bank	**21,683**	**16.0%**	**10,828**	**8.0%**	**13,535 ≥**	**10.0%**
Tier I capital (to risk-weighted assets)						
Mayflower Bancorp, Inc.	**20,410**	**15.1%**	**5,416**	**4.0%**	**8,124 ≥**	**6.0%**
Mayflower Co-operative Bank	**20,359**	**15.0%**	**5,414**	**4.0%**	**8,121 ≥**	**6.0%**
Tier I capital (to total average assets)						
Mayflower Bancorp, Inc.	**20,410**	**8.4%**	**9,772**	**4.0%**	**12,215 ≥**	**5.0%**
Mayflower Co-operative Bank	**20,359**	**8.3%**	**9,770**	**4.0%**	**12,213 ≥**	**5.0%**
As of April 30, 2010:						
Total capital (to risk-weighted assets)						
Mayflower Bancorp, Inc.	$ 20,875	15.5%	$ 10,773	8.0%	$ 13,466 ≥	10.0%
Mayflower Co-operative Bank	20,805	15.5%	10,768	8.0%	13,460 ≥	10.0%
Tier I capital (to risk-weighted assets)						
Mayflower Bancorp, Inc.	19,571	14.5%	5,387	4.0%	8,080 ≥	6.0%
Mayflower Co-operative Bank	19,501	14.5%	5,384	4.0%	8,076 ≥	6.0%
Tier I capital (to total average assets)						
Mayflower Bancorp, Inc.	19,571	7.9%	9,906	4.0%	12,382 ≥	5.0%
Mayflower Co-operative Bank	19,501	7.9%	9,903	4.0%	12,379 ≥	5.0%

P. Fair Values of Financial Instruments:

The estimated fair values of the Company's financial instruments at April 30, 2011 and 2010 are as follows:

(In Thousands)	April 30, 2011 Carrying Amount	April 30, 2011 Fair Value	April 30, 2010 Carrying Amount	April 30, 2010 Fair Value
Financial assets:				
Cash and due from banks	$ 5,534	$ 5,534	$ 4,559	$ 4,559
Interest-bearing deposits in banks	6,256	6,256	15,914	15,914
Investment securities	91,904	92,750	94,369	95,473
Loans, net	124,497	125,804	120,545	121,990
Accrued interest receivable	891	891	926	926
Deposits with The Co-operative Central Bank	449	449	449	449
Stock in Federal Home Loan Bank of Boston	1,650	1,650	1,650	1,650
Financial liabilities:				
Deposits	221,023	221,412	225,317	225,726
Advances and borrowings	3,500	3,812	7,500	7,985

Q. Fair Value Measurements:

The balances of assets and liabilities measured at fair value as of April 30, 2011 and 2010 are as follows:

(In Thousands)	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	April 30, 2011			
Financial instruments measured at fair value on a recurring basis:				
Securities available-for-sale				
U.S. Government agency obligations	$10,488	$—	$10,488	$—
Corporate debt securities	501	—	501	—
Municipal obligations	2,362	—	2,362	—
Mortgage-backed and related securities	32,141	—	32,141	—
Trust preferred securities	732	—	732	—
Equity securities	126	—	126	—
Total securities available-for-sale	$46,350	$—	$46,350	$—
Financial instruments measured at fair value on a nonrecurring basis:				
Impaired loans	$ 1,356	$—	$ 1,356	$—
Real estate acquired by foreclosure	$ 1,211	$—	$ 1,211	$—

(In Thousands)	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	April 30, 2010			
Financial instruments measured at fair value on a recurring basis:				
Securities available-for-sale				
U.S. Government agency obligations	$14,804	$—	$14,804	$—
Corporate debt securities	500	—	500	—
Municipal obligations	2,052	—	2,052	—
Mortgage-backed and related securities	30,793	—	30,793	—
Trust preferred securities	628	—	628	—
Equity securities	799	—	799	—
	$49,576	$—	$49,576	$—
Financial instruments measured at fair value on a nonrecurring basis:				
Impaired loans	$ 1,100	$—	$ 1,100	$—
Real estate acquired by foreclosure	$ 1,815	$—	$ 1,815	$—

R. Parent Company Financial Statements:

The following are the condensed financial statements for Mayflower Bancorp, Inc. (the "Parent Company") only:

BALANCE SHEETS

(In Thousands)	April 30 2011	2010
Assets		
Cash	**$ 1**	$ 5
Investment in subsidiary	**21,126**	20,413
Refundable income taxes	**—**	6
Deferred income tax asset, net	**50**	56
Total Assets	**$21,177**	$20,480
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	**$ —**	$ —
Total Liabilities	**—**	—
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued—none	**—**	—
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,075,035 shares in 2011 and 2,078,985 shares in 2010	**2,075**	2,079
Additional paid-in capital	**4,326**	4,300
Retained earnings	**14,062**	13,293
Accumulated other comprehensive income	**714**	808
Total Stockholders' Equity	**21,177**	20,480
Total Liabilities and Stockholders' Equity	**$21,177**	$20,480

STATEMENTS OF INCOME

(In Thousands)

	Year Ended April 30	
	2011	2010
Dividends received from subsidiary	**$ 535**	$ 639
Non-interest expense	**2**	1
Income before income taxes	**533**	638
Income tax expense	**2**	2
Income before equity in undistributed earnings of subsidiary	**531**	636
Equity in undistributed earnings of subsidiary	**807**	527
Net income	**$1,338**	$1,163

STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended April 30	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$1,338**	$1,163
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of subsidiary	**(807)**	(527)
(Increase) decrease in refundable income taxes	**6**	(2)
Deferred tax expense	**6**	5
Net cash provided by operating activities	**543**	639
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of Company stock	**53**	—
Repurchase of Company stock	**(100)**	(51)
Dividends paid	**(500)**	(584)
Net cash used by financing activities	**(547)**	(635)
Net (decrease) increase in cash	**(4)**	4
Cash, beginning of year	**5**	1
Cash, end of year	**$ 1**	$ 5

S. QUARTERLY DATA (UNAUDITED):

Consolidated operating results on a quarterly basis for the years ended April 30, 2011 and 2010 are summarized as follows (in thousands, except per share data):

	2011				2010			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	**$ 2,519**	**$ 2,551**	**$ 2,652**	**$ 2,693**	$ 2,712	$ 2,786	$ 2,854	$ 2,927
Interest expense	**416**	**458**	**505**	**539**	571	706	973	1,089
Net interest income	**2,103**	**2,093**	**2,147**	**2,154**	2,141	2,080	1,881	1,838
Provision for loan losses	**45**	**20**	**76**	**60**	140	75	—	—
Net interest income after provision for loan losses	**2,058**	**2,073**	**2,071**	**2,094**	2,001	2,005	1,881	1,838
Noninterest income:								
Gain on sales of mortgages	**45**	**113**	**203**	**111**	80	73	81	189
Gain on sales of investments	**63**	**183**	**14**	**34**	109	28	128	3
Other	**292**	**294**	**268**	**301**	279	274	287	266
Total noninterest income	**400**	**590**	**485**	**446**	468	375	496	458
Noninterest expense	**(2,010)**	**(2,166)**	**(1,958)**	**(2,008)**	(1,973)	(1,888)	(1,979)	(1,962)
Income before income taxes	**448**	**497**	**598**	**532**	496	492	398	334
Provision for income taxes	**156**	**172**	**213**	**196**	183	176	96	102
Net income	**$ 292**	**$ 325**	**$ 385**	**$ 336**	$ 313	$ 316	$ 302	$ 232
Basic earnings per share	**$ 0.14**	**$ 0.15**	**$ 0.19**	**$ 0.16**	$ 0.15	$ 0.15	$ 0.15	$ 0.11
Diluted earnings per share	**$ 0.14**	**$ 0.15**	**$ 0.19**	**$ 0.16**	$ 0.15	$ 0.15	$ 0.15	$ 0.11

Forward-Looking Statements:

This report includes certain forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the economic environment, competition, products and pricing in geographic and business areas in which Mayflower Bancorp, Inc. ("the Company") and its wholly owned subsidiary, Mayflower Co-operative Bank (the "Bank") operate, prevailing interest rates, changes in government regulations and policies affecting financial services companies, credit quality and credit risk management, and the other risks described under Item 1.A. of the Company's annual report on Form 10-K for the year ended April 30, 2011. The Company undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this report.

Recent Accounting Pronouncements:

For a discussion of recent accounting pronouncements see Note A of the Company's Consolidated Financial Statements included with this Annual Report.

Critical Accounting Policies:

The Company's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. As such the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of income and expense during the reporting periods. Actual amounts could differ from such estimates. The Company believes that the following accounting policies are among the most critical because they involve significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions.

Allowance for loan losses:

The provision for loan losses represents a charge or credit against current earnings and an addition or deduction from the allowance for loan losses. In determining the amount to provide for loan losses, the key factor is the adequacy of the allowance for loan losses. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing an adequate allowance for loan losses. The methodology includes three elements: (1) an analysis of individual loans currently delinquent or deemed to be impaired, (2) general loss allocations for various types of loans based on historic loss experience factors, and (3) an unallocated allowance. The general and unallocated allowances are maintained based on management's assessment of many factors including the risk characteristics of the loan portfolio, concentrations of credit, current and anticipated economic conditions that may effect borrowers' ability to pay, and trends in loan delinquencies and charge-offs.

Any significant changes in these assumptions and/or conditions could result in higher than estimated losses that could adversely affect the Company's earnings. In addition, regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additional allowances based on judgments different than those of management, which could also adversely affect the Company's earnings. Refer to the discussion of Allowance for Loan Losses in the Business Section of the Company's Form 10-K for the year ended April 30, 2011 and Note A to Consolidated Financial Statements for a further description of the allowance for loan losses.

Other-than-temporarily impaired investment securities:

Management judgment is involved in the evaluation of declines in value of individual investment securities held by the Company. Declines in value that are deemed other-than-temporary are recognized in the income statement through a write-down in the recorded value of the affected security. Management considers many factors in its analysis of other-than-temporarily impaired securities including industry analyst reports, performance according to terms, sector credit ratings, volatility in market price and other relevant information such as financial condition, earnings capacity and near term prospects of the company and the length of time and extent to which the market value has been less than cost.

Whenever a debt or equity security is deemed to be other-than-temporarily impaired, as determined by management's analysis, it is written-down to its current fair market value. Any unfavorable change in general market conditions or the condition of a specific issuer could cause an increase in the Company's impairment write-downs on investment securities, which would have an adverse effect on the Company's earnings.

FINANCIAL CONDITION:

At April 30, 2011, the Company's total assets were $246.9 million as compared to $255.5 million at April 30, 2010, a decrease of $8.6 million or 3.4%. During the year ended April 30, 2011, cash and cash equivalents decreased by $8.7 million and total investments decreased by $2.5 million. These were offset by an increase in net loans receivable of $4.0 million. Additionally, real estate acquired by foreclosure decreased by $604,000 and other assets decreased by $893,000.

During the fiscal year ended April 30, 2011, the Company originated residential mortgages totaling $29.7 million, compared to $23.0 million originated for the same period one year ago. During fiscal year 2011, the Company sold $20.6 million of fixed-rate residential loans in the secondary mortgage market, generating gains of $472,000. This compares to sales of $21.9 million for the prior year, with realized gains of $423,000. This activity, combined with other mortgage payoffs and regularly scheduled amortization, resulted in a $1.9 million increase, or 4.1%, in residential loan balances as compared to April 30, 2010.

Additionally, since April 30, 2010, commercial mortgage balances have increased by $2.5 million and net construction loans outstanding have increased by $733,000. These increases were offset by decreases of $684,000 in home equity loans and lines of credit, and by a decrease of $360,000 in commercial loans outstanding. In aggregate, net loans outstanding increased by $4.0 million from $120.5 million at April 30, 2010 to $124.5 million at April 30, 2011.

Non-performing assets are comprised of non-accrual loans, non-accrual investments and real estate acquired by foreclosure. Non-performing loans consist of loans that are more than 90 days past due and loans less than 90 days past due on which the Company has ceased accruing interest. As of April 30, 2011, non-performing assets totaled $2.9 million, compared to $2.3 million at April 30, 2010. During the period, the Company was able to resolve certain previously classified non-performing loans and charged off others. However, during the year ended April 30, 2011, six additional loans with balances totaling approximately $1.6 million were classified as non-performing. This $1.6 million was comprised of four residential first mortgages totaling $1.1 million, one commercial mortgage with a balance of $456,000 and one home equity line of credit with a balance of $40,000. At April 30, 2011, non-performing assets represented 1.18% of total assets compared to 0.91% of total assets at April 30, 2010.

At April 30, 2011, the Company's allowance for loan losses was $1,214,000, which represented 0.98% of net loans receivable and 71.3% of non-performing loans at that date. This compares to a loan loss reserve balance of $1,194,000 at April 30, 2010, which represented 0.99% of net loans receivable and 232.3% of non-performing loans. During the year, the Company provided $201,000 to replenish the reserve and charged off, net of recoveries, $123,000 in commercial mortgages, $48,000 in commercial loans, and $10,000 in consumer loans. Management continues to closely monitor the loan portfolio and will continue to provide for potential losses as they become likely. The Company's loan portfolio continues to rely heavily on the strength of the local real estate market and a significant deterioration in that market or other negative economic conditions could have a negative impact on the Company's results. In addition, commercial business, construction, and commercial real estate financing are generally considered to involve a higher degree of credit risk than long-term financing of residential properties due to their higher potential for default and the possible difficulty of disposing of the underlying collateral. As management continues to monitor the Company's loan portfolio, higher provisions for loan losses and foreclosed property expense may be required should economic conditions worsen or the levels of non-performing assets increase.

The Company also maintains an allowance for loan losses on off-balance sheet credit exposures (reflected separately on the balance sheet). This allowance totaled $110,000 at April 30, 2011 and 2010. This allowance is intended to protect the Company against losses on undrawn or unfunded loan commitments made to customers.

Total deposits, after interest credited, decreased by $4.3 million due primarily to a reduction of $7.6 million in certificates of deposit and a reduction of $1.9 million in money market deposit accounts, partially offset by an increase of $5.1 million in checking and savings accounts. These fluctuations are the result of a management decision to reduce interest rates paid on certificates of deposit, which the Company considers non-core. Additionally, during the year, wholesale advances and other borrowings decreased by $4.0 million, from $7.5 million at April 30, 2010 to $3.5 million at April 30, 2011.

Total stockholders' equity increased by $697,000 when compared to April 30, 2010. The increase in total equity is due to net income for the year of $1,338,000 and the exercise of employee stock options totaling $53,000. These increases in total equity were partially offset during the year by dividends paid of $0.24 per share totaling $500,000, Company stock repurchases totaling $100,000, and a decrease of $94,000 in the net unrealized gain on securities available-for-sale.

RESULTS OF OPERATIONS

Mayflower Bancorp, Inc.
Comparison of the years ended April 30, 2011 and April 30, 2010

General:

Net income for the year ended April 30, 2011 was $1,338,000 compared with $1,163,000 for the year ended April 30, 2010, an increase of $175,000 or 15.0%. Net interest income increased by $557,000, the provision for loan losses decreased by $14,000, total non-interest income increased by $124,000, and total non-interest expense increased by $340,000.

The Company's results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the year ended April 30, 2011, the Company's net interest margin increased from 3.53% to 3.77%, primarily a result of shorter-term certificates of deposit repricing into lower rates, as offset by reduced yields earned on investments and loans.

The effect on net interest income as a result of changes in interest rates and in the amount of interest-earning assets and interest-bearing liabilities is shown in the following table. Information is provided on changes for the period indicated attributable to (1) changes in volume (change in average balance multiplied by prior period yield), (2) changes in interest rates (changes in yield multiplied by prior period average balance) and (3) the combined effect of changes in interest rates and volume (change in yield multiplied by change in average balance).

	2010 vs. 2011			
	Changes Due to Increase (Decrease)			
(In Thousands)	Total	Volume	Rate	Rate/ Volume
Interest income:				
Loans receivable	$ (211)	$ 113	$ (319)	$ (5)
Investment securities	(656)	(118)	(555)	17
Interest-bearing deposits in banks	3	3	—	—
Total	(864)	(2)	(874)	12
Interest expense:				
Deposits	(1,194)	67	(1,233)	(28)
Borrowed funds	(227)	(228)	2	(1)
Total	(1,421)	(161)	(1,231)	(29)
Increase in net interest income	$ 557	$ 159	$ 357	$ 41

Interest and dividend income:

Total interest and dividend income decreased by $864,000 or 7.7% to $10.4 million for the year ended April 30, 2011. Interest income from loans receivable decreased by $211,000. This decrease was due to a decrease in the average rate earned on loans from 6.00% in 2010 to 5.74% in 2011, offset by an increase of $1.9 million in the average balance of loans outstanding. Interest and dividend income on investment securities decreased by $656,000 as a result of decrease in the average yield earned, from 4.08% in 2010 to 3.49% in 2011, coupled with a decrease of $2.9 million in the average balance of investments. Income received from interest-bearing deposits in banks increased by $3,000 as a result of an increase of $1.3 million in the average balance of these deposits.

Interest expense:

Total interest expense decreased by $1.4 million or 42.6% to $1.9 million for the year ended April 30, 2011. Interest expense on deposits decreased by $1.2 million or 41.1% as a result of a decrease in the average rate paid, from 1.35% in 2010 to 0.78% in 2011, offset by an increase of $4.9 million in the average balance of deposits. Interest expense on borrowed funds decreased by $227,000 or 52.3% for the year ended April 30, 2011. This decrease was due to a decrease of $5.6 million in the average balance of borrowed funds, offset by a slight increase in the average rate paid on advances, from 4.08% in 2010 to 4.10% in 2011.

Provision for loan losses:

The provision for loan losses was $201,000 for the year ended April 30, 2011, compared to $215,000 for the year ended April 30, 2010. The allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon evaluation of known and inherent risks in the loan portfolio. In determining the appropriate level for the allowance for loan loss, the Company considers past loss experience, evaluations of underlying collateral, prevailing economic conditions, the nature of the loan portfolio and levels of non-performing and other classified loans. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on additional increases in non-performing loans, changes in economic conditions, or for other reasons.

Non-interest income:

Non-interest income increased by $124,000 for the year ended April 30, 2011 as compared to the year ended April 30, 2010. This increase was primarily due to an increase of $26,000 in gains on sales of investments, coupled with an increase of $49,000 in gains on sales of loans, and an increase of $22,000 in loan origination and other loan fees. Additionally, debit card interchange income increased by $31,000 and other income increased by $49,000, primarily due to the receipt of a special dividend of $36,000 from The Co-operative Central Bank, the Company's excess deposit insurer. These increases were offset by a decrease of $53,000 in customer service fees, primarily a result of reduced return check fee income and reduced ATM surcharge income.

Non-interest expense:

Total non-interest expense increased by $340,000 or 4.4% for the year ended April 30, 2011. This increase was partially a result of an increase of $131,000 in losses and related expenses of foreclosed real estate and includes expenses related to foreclosing on collateral, maintaining properties, subsequent write-downs in the value of collateral and any net losses or gains associated with their disposition. During the fiscal year ended April 30, 2011, losses and writedowns on sales of foreclosed real estate increased by $133,000 and expenses relating to property maintenance decreased by $2,000. Salary and benefit expense increased by $225,000 due to salary adjustments and increased retirement and other benefit costs. Also contributing to the increase in operating expenses was an increase of $37,000 in data processing expense, an increase of $10,000 in occupancy and equipment expense, and an increase of $7,000 in other expenses. These expense increases were offset by a reduction of $70,000 FDIC assessment expense, a result of the elimination of FDIC special assessment paid during the prior fiscal year ended April 30, 2010.

Provision for income taxes:

The provision for income taxes was $737,000 for the year ended April 30, 2011 compared to a tax of $557,000 for the year ended April 30, 2010. Effective income tax rates were 35.5% and 32.4% respectively for the 2011 and 2010 periods. The lower effective tax rate in comparison to statutory rates is reflective of income earned by a non-Bank investment subsidiary, which is taxed, for state purposes, at a lower rate. The increase in the effective tax rate for the current year ended April 30, 2011 is due to a higher proportion of net income earned by the Bank entity as compared to its non-Bank investment subsidiary. Accordingly, a greater proportion of net income was taxed at a higher tax rate in the fiscal year ended April 30, 2011 as compared to the fiscal year ended April 30, 2010.

Interest rate risk exposure and interest rate spread:

The Company's net earnings depend primarily upon the difference between the income (interest and dividends) earned on its loans and investment securities (earning assets) and the interest paid on its deposits and borrowed funds (interest-bearing liabilities), together with other income and other operating expenses. The Company's investment income and interest paid (cost of funds) are significantly affected by general economic conditions and by policies of regulatory authorities.

The Company does have market risk exposure, which is the risk of loss resulting from adverse changes in market prices and rates, and which arises primarily from interest rate risk inherent in its lending, security investments, and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure.

The Company's primary objective in managing interest rate risk is to minimize the potential adverse impact of changes on its net interest income and capital, while adjusting its rate-sensitive asset and liability structure to obtain the maximum net yield on that relationship. However, a sudden or substantial shift in interest rates may adversely impact the Company's earnings to the extent that the interest rate earned on interest-earning assets and interest paid on interest-bearing liabilities do not change at the same frequency, to the same extent or on the same basis.

The following table presents the Company's income, yield and cost of funds by their primary components for the years ended April 30. Non-accrual loan and investment balances included in the calculation of the average interest-earning assets reduce the calculated yield.

	2011			2010		
(In Thousands)	**Average Balance**	**Interest**	**Rate (Annualized)**	Average Balance	Interest	Rate (Annualized)
Interest-earning assets:						
Loans receivable	**$125,333**	**$ 7,193**	**5.74%**	$123,447	$ 7,404	6.00%
Investment securities	**91,649**	**3,202**	**3.49%**	94,535	3,858	4.08%
Interest-bearing deposits in banks	**8,527**	**20**	**0.23%**	7,196	17	0.24%
All interest-earning assets	**$225,509**	**10,415**	**4.62%**	$225,178	11,279	5.01%
Interest-bearing liabilities:						
Deposits	**$219,644**	**1,711**	**0.78%**	$214,700	2,905	1.35%
Borrowed funds	**5,051**	**207**	**4.10%**	10,634	434	4.08%
All interest-bearing liabilities	**$224,695**	**1,918**	**0.85%**	$225,334	3,339	1.48%
Net interest income		**$ 8,497**			$ 7,940	
Interest rate spread			**3.77%**			3.53%
Net interest margin			**3.77%**			3.53%

Liquidity and Capital Resources:

The Company's primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain Government Sponsored Agencies. Additionally, as a member of The Co-operative Central Bank's Reserve Fund, the Company has a right to borrow from the Reserve Fund for short-term cash needs, although it has not recently exercised this right. The Company's liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Company believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources will be adequate to meet its funding commitments. At April 30, 2011 and April 30, 2010, the Company's capital ratios were in excess of regulatory requirements.

Impact of Inflation:

The Consolidated Financial Statements and related consolidated financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on financial institutions' performance than the effects of general levels of inflation.

Interest rates do not necessarily move in the same direction or shift to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are important to the maintenance of acceptable performance levels.

Off-Balance Sheet Arrangements:

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Stock Market Data

Mayflower Bancorp, Inc.'s common stock prices are quoted on the National Association of Securities Dealers Automated Quotation (NASDAQ) system under the symbol MFLR.

High and low sales prices and dividends paid during the years ended April 30, 2011 and 2010 are as follows:

Quarterly Sales Prices	High	Low	Dividends Paid
2010			
1st Quarter ended July 31, 2009	$ 8.17	$ 6.55	$0.10
2nd Quarter ended October 31, 2009	$ 8.35	$ 6.69	$0.06
3rd Quarter ended January 31, 2010	$ 7.18	$ 5.79	$0.06
4th Quarter ended April 30, 2010	$ 8.10	$ 6.25	$0.06
2011			
1st Quarter ended July 31, 2010	**$ 8.35**	**$6.84**	**$0.06**
2nd Quarter ended October 31, 2010	**$10.25**	**$7.76**	**$0.06**
3rd Quarter ended January 31, 2011	**$ 9.84**	**$8.18**	**$0.06**
4th Quarter ended April 30, 2011	**$ 9.01**	**$7.75**	**$0.06**

The Company may not declare or pay dividends on its capital stock if the effect would cause its capital to be reduced below regulatory requirements or otherwise violate applicable regulatory requirements. As of July 5, 2011, the Company had approximately 230 shareholders of record of 2,073,509 outstanding shares of common stock. This does not reflect the number of persons or entities who hold their common stock in nominee or "street" name through various brokerage firms.

DIRECTORS

E. Bradford Buttner
Senior Vice President—Investments
Janney Montgomery Scott LLC

Paul R. Callan
Attorney

Charles N. Decas
Retired Clerk Magistrate
Falmouth District Court

M. Sandra Fleet
Admissions and Marketing Representative
Tremont Rehabilitation and
Skilled Care Center

William H. Fuller
President
Professional Bartending Services

Diane A. Maddigan
Accountant
Maddigan Tax Service

Edward J. Medeiros
President
EJM Enterprises

Joseph B. Monteiro
Retired Postmaster
Buzzards Bay, MA

Edward M. Pratt
President and CEO
Mayflower Bank

David R. Smith, Jr.
Retired President
Lawrence Ready Mixed
Concrete Corporation

Geoffrey T. Stewart
Administrator
Newfield House

OFFICERS

Edward M. Pratt
President and Chief Executive Officer

Maria Vafiades
Vice President and Chief Financial Officer

John J. Biggio
Vice President and Senior Loan Officer

Stergios M. Kostas
Vice President—Retail Banking

Matthew L. Shaw
Vice President—Information Technology

Clorinda A. Dunphy
Assistant Vice President and
Human Resource Officer

Karen Gallipoli
Assistant Vice President and
Residential Lending Officer

Timothy M. Coe
Assistant Vice President

Patrick J. Gaughan
Assistant Vice President

Stephen N. Sooy
Assistant Vice President

Heather Johnson
Assistant Vice President and
Deposit Operations Manager

Laura A. Hermanson
Assistant Treasurer and
Consumer Loan Officer

Molly R. Garcia
Assistant Vice President and
Branch Manager

Robin G. Martin
Assistant Vice President and
Branch Manager

Christine Amaral
Assistant Treasurer and Branch Manager

Sonia Gallo
Assistant Treasurer and Branch Manager

Kimberly Kelsch
Assistant Treasurer and Branch Manager

Elizabeth Mazzone
Assistant Treasurer and Branch Manager

INDEPENDENT AUDITOR
Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.
160 Federal Street
Boston, MA 02110

CORPORATE COUNSEL
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

STOCK LISTING
Mayflower Bancorp, Inc. is traded over-the-counter on the Nasdaq National Market under the symbol "MFLR."

TRANSFER AGENT
American Stock Transfer and
Trust Company
Shareholder Services Division
59 Maiden Lane
New York, NY 10038

FOR STOCKHOLDER INFORMATION CONTACT
Jean Michael
Mayflower Bancorp, Inc.
P.O. Box 311
Middleboro, MA 02346
(508) 947-4343

ANNUAL MEETING
An Annual Meeting of Stockholders will be held at 10:00 a.m. on Tuesday, August 23, 2011 at the Fireside Grille Restaurant, 30 Bedford Street, Middleboro, Massachusetts.

FORM 10-K ANNUAL REPORT
A copy of the Company's Annual Report on Form 10-K as filed with the SEC is available to the Company's stockholders upon written request to: Stockholder Relations, Mayflower Bancorp, Inc., P.O. Box 311, Middleboro, MA 02346.

MEMBER FDIC
MEMBER SIF
ALL DEPOSITS INSURED IN FULL

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



Mayflower Bancorp, Inc.

MAIN OFFICE:

30 South Main Street, P.O. Box 311, Middleboro, MA 02346
(508) 947-4343

BRIDGEWATER OFFICE:

5 Scotland Boulevard, Bridgewater, MA 02324
(508) 697-9602

LAKEVILLE OFFICE:

166 County Street, Lakeville, MA 02347
(508) 923-3415

PLYMOUTH OFFICES:

94 Court Street, Plymouth, MA 02360
(508) 746-8515

57 Obery Street, Plymouth, MA 02360
(508) 746-8736

ROCHESTER OFFICE:

565 Rounseville Road, Rochester, MA 02770
(508) 763-9500

WAREHAM OFFICES:

396 Onset Avenue, Wareham, MA 02538
(508) 295-2110

2420 Cranberry Highway, Wareham, MA 02571
(508) 295-5271

TELEPHONE BANKING:

(800) 946-1160

WEBSITE:

www.mayflowerbank.com